SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 3 TO
                                SCHEDULE 13D
                               (RULE 13D-101)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                           OMEGA WORLDWIDE, INC.
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 68210B108
                               (CUSIP NUMBER)

                              Todd P. Robinson
                          2307 Princess Ann Street
                      Greensboro, North Carolina 27408
                         Telephone: (336) 286-2087
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              With copies to:

                          Barney Stewart III, Esq.
                          Moore & Van Allen, PLLC
                      100 North Tryon Street, Floor 47
                    Charlotte, North Carolina 28202-4003

                              January 20, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].




 CUSIP NO. 68210B108                  13D          PAGE 2 OF 4 PAGES


 1  NAME OF REPORTING PERSON

    TODD P. ROBINSON

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]
                                                           (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                     2(d) or 2(e)   [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES

     NUMBER OF              7   SOLE VOTING POWER        -1,211,457-
       SHARES
    BENEFICIALLY            8   SHARED VOTING POWER      - 0 -
      OWNED BY
       EACH                 9   SOLE DISPOSITIVE POWER   -1,211,457-
     REPORTING
    PERSON WITH             10  SHARED DISPOSITIVE POWER - 0 -

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,211,457

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    NOT APPLICABLE

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.88%

 14 TYPE OF REPORTING PERSON
    IN



           This Amendment No. 3 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share, of Omega Worldwide, Inc. (the "Issuer").

 Item 4.        Purpose of Transaction

           Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

           In accordance with the Issuer's advance notice bylaws, by a letter to the Issuer dated January 20, 2000, Mr. Robinson nominated himself and Michael Z. Pang for election to the Board of Directors of the Issuer at the Issuer's annual stockholders' meeting, now scheduled to occur on April 19, 2000.

           In addition, Mr. Robinson has determined to explore the possible negotiated acquisition of the Issuer by Mr. Robinson (the "Possible Acquisition"). Mr. Robinson has informed management of his interest in the Possible Acquisition at a purchase price of between $5.60 and $6.25 per share and has suggested to the Issuer's management that he and they engage in discussions with respect to the Possible Acquisition. Mr. Robinson is considering inviting other stockholders of the Issuer to participate with him in the Possible Acquisition, and, in this connection, Mr. Robinson has proposed to the Issuer that the 1998 Rights Agreement, between the Issuer and First Chicago Trust Company of New York, as rights agent, be amended to permit certain other stockholders of the Issuer to do so.

           Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs (a) though (j) of Item 4.


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 January 26, 2000

                               By: /s/ Todd P. Robinson
                                   ---------------------------
                                   Todd P. Robinson